As Filed with the Securities and Exchange Commission

On  June 4, 2010

File No. 813-358

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Amendment No. 3 to Application
For An Order Under
Sections 6(b) and 6(e) of
The Investment Company Act of 1940

Of

RIEF RMP LLC

And

RENAISSANCE TECHNOLOGIES LLC
(Exact name of applicants as specified in charter)
800 Third Avenue
New York, New York 10022

Copies of all Communications and Orders to:

Carla Volpe Porter	Fred M. Santo
Renaissance Technologies LLC	Katten Muchin Rosenman LLP
800 Third Ave.	575 Madison Ave.
New York, New York 10022	New York, New York 10022-2585
(212) 486-6780	(212) 940-8720

GLOSSARY

“Act” means the Investment Company Act of 1940, as amended.

“Advisers Act” means the Investment Advisers Act of 1940, as amended.

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Affiliated Persons” shall have the meaning set forth in Section 2(a)(3) of the Act.

“Applicants” mean RTC and RMP (both as defined below), collectively.

“CEA” means the Commodity Exchange Act, as amended.

“CFTC” means the Commodity Futures Trading Commission.

“Commission” means the Securities and Exchange Commission.

“Consultant” means a person or entity whom RTC or an affiliate has engaged on retainer to provide services and professional expertise on an ongoing basis as a regular consultant in business or legal adviser to RTC or an affiliate.

“Delaware LLC Act” means the Delaware Limited Liability Company Act, as amended.

“Delaware Limited Partnership Act” means the Delaware Revised Uniform Limited Partnership Act, as amended.

“Eligible Employee” means an individual who is a current or former employee, officer or director of RTC or its Affiliates.

“Eligible Family Member” means a spouse, child, spouse of a child, brother, sister, parent or grandchild of an individual who is an Eligible Employee.

“Eligible Investor” means (i) an Eligible Employee, (ii) an Eligible Family Member, (iii) a Consultant, and (iv) a Qualified Investment Entity.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

"Future Pooled Investment Vehicle" means a private investment fund such as an LLC, a Limited Partnership, a trust, a corporation or equivalent entity formed as an employees’ securities company, as defined in Section 2(a)(13) of the Act, to invest assets in securities, derivatives, and commodity futures, where RTC is the general partner, managing member, trustee, investment adviser or person performing an equivalent role.

“Interest” means a membership interest in Series A or B of RMP or in a Future Pooled Investment Vehicle.

“Limited Partnership” means a limited partnership created under the Delaware Limited Partnership Act or the laws of another jurisdiction within the United States of America, Bermuda or another jurisdiction.

“LLC” means a limited liability company created under the Delaware LLC Act or the laws of another jurisdiction within the United States of America.

“Managing Member” means RTC, an applicant.

“NFA” means the National Futures Association, a registered futures association under the CEA.

“Participants” means those Eligible Investors who are accepted as investors in RMP or a Future Pooled Investment Vehicle.

“Pooled Investment Vehicle” means RMP and any Future Pooled Investment Vehicles.

“Qualified Investment Entity” means (i) trusts or other investment vehicles where the trustee(s), grantor(s), or beneficiaries are Eligible Employees or Eligible Family Members, including self-directed retirement plan vehicles; and (ii) entities in which Eligible Employees, Eligible Family Members, or Consultants are the (i) sole beneficiaries, (ii) creators and principal investment decision makers, and/or (iii) controlling persons of the entity.

“Regulation D” means Regulation D, as amended, under the 1933 Act.

“RIEF” means Renaissance Institutional Equities Fund LLC, a Third Party Fund that was formed under the Delaware LLC Act.

“RMP” means RIEF RMP LLC, an Applicant.

“RTC” means Renaissance Technologies LLC, an Applicant.

“RTC Group” means RTC and its Affiliated Persons.

“Series” means any of Series A or Series B of RMP.

“Third Party Funds” means other pooled investment funds organized primarily for the benefit of investors who are not affiliated with RTC over which RTC exercises investment discretion.

Applicants request an order of the Commission pursuant to Sections 6(b) and 6(e) of the Act exempting RMP and Future Pooled Investment Vehicles from all provisions of the Act, except Section 9 and Sections 36 through 53, and the rules and regulations thereunder.  With respect to Sections 17 and 30 of the Act and the rules and regulations thereunder, and Rule 38a-1 under the Act, the requested exemption is limited as set forth in this application.

No form having been prescribed by the regulations of the Commission, the Applicants proceed under Rule 0-4 of the Act.

I.	STATEMENT OF FACTS

Formation of RMP by RTC

RTC.  RTC provides investment management services primarily to institutional investors as well as its own employees and related parties and is the general partner, managing member or investment adviser to several private funds.  RTC is registered as (i) an investment adviser with the Commission under the Advisers Act, and (ii) a commodity pool operator and commodity trading adviser with the CFTC under the CEA, and is a member of the NFA in those capacities.

RMP.  RMP was formed to benefit Eligible Employees and other Eligible Investors as part of a program by RTC to (i) create capital building opportunities that are competitive with those at other investment management firms, and (ii) facilitate the recruitment and retention by RTC of high caliber personnel and key administrative employees.  RMP will operate as a non-diversified, closed-end management investment company.  RTC has organized RMP as a Delaware limited liability company, and RTC may in the future organize Future Pooled Investment Vehicles identical in all respects to RMP (other than investment objectives and strategies and form of organization) for the benefit of the same categories of Eligible Investors as those investing in RMP.  Applicants state that RMP and all Future Pooled Investment Vehicles will comply with the terms and conditions of the application.  RTC will control each Pooled Investment Vehicle within the meaning of Section 2(a)(9) of the Act, and will have the authority to make all decisions regarding the acquisition, management and disposition of the portfolio investments for Pooled Investment Vehicles.  RTC serves as the managing member of RMP and will serve as the general partner, managing member or investment adviser (“Managing Member”) of the Future Pooled Investment Vehicles.  RTC also serves as the Managing Member of RIEF, which is a Third Party Fund.

RTC, as Managing Member, and any other person acting for or on behalf of the Pooled Investment Vehicles shall act in the best interest of the Pooled Investment Vehicles and their Participants.1

Eligible Investors

Eligible Investors who may invest in the Pooled Investment Vehicles fall into four (4) categories: (1) Eligible Employees, i.e., individuals who are current or former employees, officers or directors of the RTC Group; (2) Eligible Family Members, i.e., a spouse, child, spouse of a child, brother, sister, parent or grandchild of an individual who is an Eligible Employee; (3) Consultants, i.e., persons or entities whom the RTC Group has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants in business or legal advisers to the RTC Group and share a community of interest with RTC and RTC employees; (4) Qualified Investment Entities (together with Eligible Employees, Eligible Family Members and Consultants, “Eligible Investors”).  A Qualified Investment Entity must be either (a) an accredited investor as defined in Rule 501(a) of Regulation D or (b) an entity for which an Eligible Employee who is a non-accredited investor  is the principal investment decision-maker that is counted toward the limit on the 35 non-accredited investors that may invest in a Pooled Investment Vehicle, as discussed below.

1 Whenever RTC or any other person acting for or on behalf of the Pooled Investment Vehicles is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Pooled Investment Vehicles and the Participants.  The organizational documents for and any other contractual arrangements regarding a Pooled Investment Vehicle will not contain any provision which protects or purports to protect RTC or its delegates against any liability to the Pooled Investment Vehicles or the Participants to which such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

Except as set forth below in the next paragraph, all Eligible Investors investing in RMP must be “accredited investors” as defined in Rule 501(a)(5) or 501(a)(6) of Regulation D.

Up to 35 Eligible Employees who are non-accredited investors may invest in RMP provided they fall into one of the following categories:

a.
Eligible Employees who (i) have a graduate degree in business, law or accounting, (ii) have a minimum of five years of consulting, investment banking or similar business experience, and (iii) have had reportable income from all sources of at least $100,000 in each of the two most recent years and have a reasonable expectation of income from all sources of at least $140,000 in the years in which the Eligible Employee invests in a Pooled Investment Vehicle; or

b.
Eligible Employees who are “knowledgeable employees”, as defined in Rule 3c-5 under the Act, of the Pooled Investment Vehicle (with the Pooled Investment Vehicle treated as though it were a “Covered Company” for purposes of the rule).

In addition, an Eligible Employee in category (a) above will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in the Pooled Investment Vehicle and in all other Pooled Investment Vehicles in which that Eligible Employee has previously invested.

Structure of, and Offering of Interests in, RMP

Interests in the Pooled Investment Vehicles will be offered without registration in reliance on Section 4(2) of the 1933 Act or Regulation D under the 1933 Act.  RTC will cause to be delivered to each offeree at or before the sale of an Interest in RMP a private placement memorandum containing the information that would be required in Part I of Form N-2, the registration statement RMP would be entitled to use if it registered under the 1933 Act.  Participants will be informed that (a) Interests in RMP will be sold without registration in reliance on Section 4(2) of the 1933 Act or Regulation D under the 1933 Act (b) the protections afforded by the 1933 Act, other than the anti-fraud provisions, will not be applicable, (c) RMP will be exempt from most of the provisions of the Act, (d) resale or hypothecation of an Interest will be highly restricted under the 1933 Act and the governing LLC documents of RMP, and (e) RTC has the right to cause any Participant to withdraw without cause.  No fees of any kind will be charged to Participants in connection with the mandatory withdrawal of Interests, provided, however, that Participants required to withdraw due to an unauthorized transfer or pledge of Interests in violation of RMP’s operating agreement, a breach of a representation or warranty made by such Participant in RMP’s subscription documents, or conduct otherwise causing injury to RMP, will be charged the costs and losses  incurred by RMP as a result of such transfer, pledge, breach or injury and any costs associated with funding such withdrawal.  Interests will be offered and sold at their full net asset values computed at the close of business on the day of a purchase of an Interest.  No sales load or fees of any kind will be charged in connection with the sale of Interests.

Investing in the Pooled Investment Vehicles will be voluntary.  The purchase price of an Interest will be payable in full by an Eligible Investor at the time of subscription.

RTC must reasonably believe, before offering an Interest to an Eligible Investor, that such person has the knowledge, sophistication and experience in business and financial matters to be capable of evaluating the merits and risks of the investment, is able to bear the economic risk of such investment, and is able to afford a complete loss of such investment.  RTC may impose more restrictive suitability standards in its sole discretion.

Eligible Employees will be individuals who satisfy certain financial standards, have experience investing in securities or commodities, are able to make investment decisions on their own, and who will not need the protection of the regulatory safeguards intended to protect the public.  Eligible Employees will have access to those individuals who are serving or will serve as directors and officers (or the equivalent) of RMP.

Participants in RMP will be permitted to withdraw all or some of their Interests each month on 35 days’ notice.

RTC has agreed to furnish space in its offices to RMP free of cost.  RTC also has agreed to make its employees available to serve as employees, officers and directors of RMP to the extent necessary and to pay various operational and overhead expenses.  RMP will bear the costs of buying and selling securities for its accounts and related custody, accounting and other fees.  RMP will establish prime broker accounts with one or more of the same brokerage firms with which RTC has established or will establish prime broker relationships on the same or similar terms as those of other accounts managed by RTC.  As part of RMP’s prime broker relationship, the prime broker will perform transaction clearance and settlement, and will provide custody and some accounting and other services as RTC, on behalf of RMP, and the prime broker may, from time to time, agree upon.

RMP and other Pooled Investment Vehicles may borrow money from others.  Any indebtedness of the Pooled Investment Vehicles will be the debt of such Pooled Investment Vehicles and without recourse to the Participants.  The Pooled Investment Vehicles will not borrow from any person if the borrowing would cause any person other than an Eligible Investor to own securities of the Pooled Investment Vehicles (other than short term paper).

Interests in RMP will be offered in two Series – A and B.  Each Series will be identical to the other except for the fees each will pay to RTC for the services rendered to RMP by RTC.  Eligible Investors may select the RMP Series they wish to invest in.

All references in this application to RMP and other Pooled Investment Vehicles that offer Interests in Series include the Series.  Each Series will pay RTC an advisory fee for its services, which may be determined as a percentage of assets under management.  In addition, RTC may be entitled to a performance–based fee or allocation based on net capital appreciation in addition to the fixed fee.  Any performance fee or allocation will be charged only if permitted by Rule 205-3 under the Advisers Act.

Interests in RMP will be recorded on the books and records of RMP.  No certificates representing an Interest or a participation in RMP will be issued.

The Pooled Investment Vehicles will not guarantee or secure the obligations to any third party by a Participant, or extend credit to any Participant or third party for purposes of purchasing an Interest in a Pooled Investment Vehicle.

Interests in the Pooled Investment Vehicles will not be transferable except with the express consent of RTC and then only to Eligible Investors.  Upon withdrawal, the Pooled Investment Vehicles will pay to the Participant the net asset value of the Interest determined at the time of withdrawal, as determined in good faith by RTC.  In addition, each private placement memorandum of the Pooled Investment Vehicles will describe the terms by which a Participant may transfer an Interest or withdraw from the Pooled Investment Vehicles.

Investment Activities.

RIEF’s investment objective is to achieve superior rates of return, with low volatility and a relatively low beta over the long term.  RIEF invests in a widely diversified portfolio, up to 100% of which may consist of U.S. and non-U.S. equity securities that are publicly traded on U.S. securities exchanges, and expects holding periods to average in excess of one year.  RIEF is seeking a target gross return of 500 to 600 basis points per annum over the Standard & Poor’s 500 Index, with dividends reinvested (the “Index”) over rolling 3-5 year periods, and hopes to achieve such returns with meaningfully lower volatility than that experienced by the Index.  RIEF is structured to have a beta of approximately .40 versus the Index, and is therefore not a “tracking fund,.  Therefore its year-to-year performance may vary considerably from that of the Index or any other index.

RIEF’s investment universe will consist of up to 100% of U.S. and non-U.S. equity securities listed on a recognized U.S. securities exchange (i.e., common and preferred stocks). RIEF will not have a large or small capitalization bias.  The equity securities it trades will be selected from among 3,000 to 5,000 publicly-traded U.S. equity securities tracked by the Managing Member’s proprietary computer models.  In addition, the Managing Member is permitted to invest in stock index futures contracts and/or in stock index options to a limited extent for risk management purposes (i.e., rapid risk reduction should that ever be deemed prudent).  RIEF may also invest in short-term instruments for cash management purposes.

RIEF will be operated in accordance with the Managing Member’s proprietary computer models employing certain technology utilized by the Managing Member in its operation of the family of funds known as the Medallion Funds (collectively, the “Medallion Funds”), applying a methodology that was derived from, but is different from, that employed by the Medallion Funds.  While the Managing Member will monitor systems and markets constantly, it will not intervene to override the signals generated by the trading system except on rare occasions when, in its view, risk is substantially higher than that perceived by the trading models.

RMP’s investment objectives and program will be substantially similar to RIEF’s investment objectives and program.  RMP and RIEF presently use the same computerized and algorithmic trading program, and may trade in the same securities, on the same side of the market at or about the same time.  Orders for RMP and RIEF will be placed with the same or different brokers at or about the same time.  This will occur because the same computerized and algorithmic trading program will be used by both RMP and RIEF.  This program will operate on separate computers that are not inter-connected.  The program will generate orders to buy or sell securities and will route those orders for execution, through electronic interconnections, to the brokers.  Aggregating the orders or delaying the orders for RIEF until the orders for RMP have been executed is not practicable.  Two separate computers, using the same computerized and algorithmic programs are generating the orders.  It is not practicable to interfere in the operation of these programs to cause an aggregation or delay in orders for RIEF without materially, adversely affecting the integrity of the program.

While the investment objectives and programs of RIEF and RMP will be substantially similar, because of the difference in their relative sizes, RMP will not necessarily hold all of the same securities as RIEF.  In addition, in the case of material investments or withdrawals by third parties in RIEF, without a contemporaneous proportionately sized investment in or withdrawal from RMP by Eligible Investors, RIEF may purchase or sell one or more securities without similar purchases or sales being made by RMP.  As a result, RMP’s investments may not completely reflect RIEF’s investments.  In such event, RTC, may, but is not required to, “rebalance” RMP’s investments by selling some securities and buying others, if RTC believes it is reasonable and in RMP’s best interest to do so.

The investment objectives and policies of RMP and each other Pooled Investment Vehicle may vary.  The specific investment objectives and strategies for a particular Pooled Investment Vehicle will be set forth in the private placement memorandum relating to the interests in the Pooled Investment Vehicles being offered.

RTC intends to structure an investment program in which the Pooled Investment Vehicles will co-invest in portfolio companies with RTC or Third Party Funds.  Side-by-side investments by a Third Party Fund, or by an RTC entity in a transaction in which the RTC investment was made pursuant to a contractual obligation to a Third Party Fund, will not be subject to the restrictions contained in Condition 3. All other side-by-side investments will be subject to the restrictions contained in Condition 3 below.

Applicants believe that the interests of the Eligible Employees participating in the Pooled Investment Vehicles will be adequately protected even in situations where Condition 3 does not apply.  In structuring a Third Party Fund, it is common for the unaffiliated investors of such fund to require that RTC invest its own capital in fund investments, either through the fund or on a side-by-side basis, and that RTC investments be subject to substantially the same terms as those applicable to the fund's investments.  It is important to RTC that the interests of the Third Party Fund take priority over the interests of the Pooled Investment Vehicles, and that the activities of the Third Party Fund not be burdened or otherwise affected by activities of the Pooled Investment Vehicles.  If Condition 3 were to apply to RTC's investment in these situations, the effect of such a requirement would be to indirectly burden the Third Party Fund with the requirements of Condition 3.  In addition, the relationship of RMP to RIEF or another Pooled Investment Vehicle to another Third Party Fund, in the context of this application, is fundamentally different from the RMP’s and the other Pooled Investment Vehicles’ relationship to RTC.  The focus of, and the rationale for, the protections contained in this application are to protect the Pooled Investment Vehicles from any overreaching by RΤC in the employer/employee context, whereas the same concerns are not present with respect to RMP and the other Pooled Investment Vehicles νis-à-vis the investors in RIEF or other Third Party Funds, as applicable.

The Pooled Investment Vehicles will not purchase or otherwise acquire any security issued by any registered investment company if the Pooled Investment Vehicles, immediately after such purchase or acquisition will own in the aggregate more than 3% of the total outstanding voting stock of such investment company.

Reports to Investors in the Pooled Investment Vehicles

Each Pooled Investment Vehicle will furnish its Participants annual financial statements audited2 by its registered public accounting firm, and unaudited monthly reports of the results of its investments.  The Pooled Investment Vehicles’ annual reports will be (i) prepared in accordance with generally accepted accounting principles consistently applied under the accrual method of accounting in the United States (GAAP), and (ii) certified by the same registered public accounting firm as certifies the financial statements of RIEF and other Third Party Funds.

In addition, RΤC will cause a report to be sent to each Participant in a Pooled Investment Vehicle as soon as practicable after the end of each fiscal year, setting forth the information with respect to his or her share of income, gains, losses, credits and other items for U.S. federal and state income tax purposes resulting from the operation of such Pooled Investment Vehicle during that year.

RTC shall observe the standards prescribed in Sections 9, 36 and 37 of the Act.  In addition, without limiting any recordkeeping requirement imposed by the Advisers Act, the Pooled Investment Vehicles and RTC will permanently maintain and preserve such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Participants or that are necessary or appropriate to record its transactions.  All such records will be subject to examination by the Commission and its staff.

II.	REQUEST FOR ORDER

Applicants request that the Commission issue an order under Sections 6(b) and 6(e) of the Act exempting RMP and each Future Pooled Investment Vehicle from all provisions of the Act, except Section 9 and Sections 36 through 53, and the rules and regulations under the Act.  With respect to Sections 17 and 30 of the Act and the rules and regulations thereunder and Rule 38a-1 under the Act, the requested exemption is limited as set forth in this application.

On the basis of the foregoing statement of facts, the Applicants submit that the requested action is appropriate, in the public interest, and is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act, for the following reasons:

2  For purposes of this requirement, “audit” shall have the meaning defined in rule 1-02(d) of Regulation S-X.

1.
RMP and each Future Pooled Investment Vehicle will be an “employees’ securities company” as that term is defined in Section 2(a)(13) of the Act; all persons who control RTC (the Managing Member of RMP and the Future Pooled Investment Vehicles) are directors or senior officers of RTC and will be Eligible Investors; each Eligible Investor will be an accredited investor within the meaning of Regulation D, except for up to 35 individuals who meet the allowable standards set forth above; no sales load or other fees will be paid by Eligible Investors; and various ongoing costs and expenses of RMP will be paid by RTC;

2.
RTC, a registered investment adviser, will be able to offer Eligible Employees and other Participants an investment opportunity which is not otherwise available to them, and to continue to attract and retain qualified personnel who would have similar benefits available to them elsewhere;

3.	Interests in RMP and each Pooled Investment Vehicle will only be available to Eligible Investors who are familiar with RTC and its investment activities;

4.
Eligible Investors will, because of their relationship to RTC, be able to evaluate the merits and risks of investing in RMP and each Future Pooled Investment Vehicle and to understand that the Interests in RMP and each Future Pooled Investment Vehicle will be offered without registration under the 1933 Act or registration of RMP or each Future Pooled Investment Vehicle under the Act, and that the protections afforded thereby will not apply; and

5.
The potentially burdensome aspect of compliance with the Act, including the requirement that, absent the requested exemption, an application be filed each time RMP and each Pooled Investment Vehicle co-invests with or buys or sells the same or a similar security as RIEF or any affiliate of RIEF at or about the same time argues in favor of the grant of this Application.  Such requirement would result in (i) the imposition of a burden of unnecessary expenditures of both time and money on RTC and each Pooled Investment Vehicle and (ii) accordingly, in the potential loss to Eligible Investors of a profitable investment opportunity and (iii) in the expenditure of time and effort by the staff of the Commission, which would be unnecessary in light of the substantial protections afforded Participants by independent accountants, audited financial statements, periodic reports to Participants and the conditions and other restrictions on each Pooled Investment Vehicle undertaken in this Application.

The facts set forth in this Application and the relief requested are substantially similar to those in other orders that the Commission has issued under Sections 6(b) and 6(e) of the Act.3

3  See ML Taurus, Inc., Investment Company Act Release No. 24741 (November 15, 2000) (Application) and Investment Company Act Release No. 24790 (December 12, 2000) (Order); In re DRW Venture Partners, LP, Investment Company Act Release No. IC-25353 (January 2, 2002) (Application) and Investment Company Act Release No. 25404 (January 29, 2002) (Order); In re BankBoston Co-Investment Partners L.P., Investment Company Act Release No. 24826 (January 16, 2001) (Application) and Investment Company Act Release No. 24852 (February 8, 2001) (Order); In re Bain Capital, Inc., Investment Company Act Release No. 24457 (May 17, 2000) (Application) and Investment Company Act Release No. 24495 (June 13, 2000) (Order); In re Greenwich Street Employees Fund, L.P., Investment Company Act Release No. 25324 (December 21, 2001) (Application) and Investment Company Act Release No. 25367 (January 16, 2002) (Order); Credit Suisse First Boston, Inc.  Investment Company Act Release No. 25670 (July 23, 2002) (Application) and Investment Company Act Release No. 25702 (August 20, 2002) (Order); Evergreen Ventures LLC, Investment Company Act Release No. 25886 (January 10, 2003) (Application) and Investment Company Act Release No. 25926 (February 5, 2003) (Order).  WS Investment Company, LLC, Investment Company Act Release No. 25146 (August 29, 2001) (Application) and Investment Company Act Release No. 25173 (September 25, 2001) (Order); GC&H Investments, LLC, Investment Company Act Release No. 25799 (November 8, 2002) (Application) and Investment Company Act Release No. 25843 (December 4, 2002) (Order).

Status as Employees’ Securities Company

Each Pooled Investment Vehicle will be an “employees’ securities company” as that term is defined in Section 2(a)(13) of the Act.  Section 2(a)(13) defines an employees’ securities company, in relevant part, as any investment company all of whose securities are beneficially owned (i) by current or former employees, or persons on retainer, of a single employer or two or more affiliated employers, (ii) by immediate family members of such persons, or (iii) by such employer or employers together with any of the persons in (i) or (ii).  Under Section 6(b) of the Act, the Commission is required, upon application, by order, to exempt an employees’ securities company from the provisions of the Act and the rules thereunder, if and to the extent that the exemption is consistent with the protection of investors.  In determining the provisions to which an order of exemption should apply, the Commission is required by Section 6(b) to give due weight to, among other things: the form of organization and capital structure of the company; the persons who will own and control the company’s voting securities, evidences of indebtedness, and other securities; the prices at which securities issued by the company will be sold and any applicable sales load; the disposition of the proceeds of sale of the securities issued by the company; the character of securities in which those proceeds will be invested; and the existence of any relationship between the company and the issuers of securities held by the company.  Applicants submit that after giving due weight to these factors, as described in the Statement of Facts above, the Commission should grant the requested relief.

Section 6(e) of the Act provides that if, in connection with any order under Section 6 of the Act exempting any investment company from Section 7 of the Act,4 the Commission deems it necessary or appropriate in the public interest or for the protection of investors for certain provisions of the Act to be applicable to the investment company and other persons dealing with the company as though the company were registered under the Act, such provisions so specified shall apply.

Section 17(a)

Section 17(a) of the Act, among other things, generally prohibits any Affiliated Person of a registered investment company, or any Affiliated Person of an Affiliated Person, acting as principal, from knowingly selling or purchasing any security or other property to or from a registered investment company.  Applicants request an exemption from Section 17(a) to permit (a) RTC or a Third Party Fund (or any affiliated person of RTC or a Third Party Fund), acting as principal, to engage in any transaction directly or indirectly with a Pooled Investment Vehicle or any company controlled by a Pooled Investment Vehicle; (b) the Pooled Investment Vehicles to invest in or engage in any transaction with any RTC entity (or any affiliated person of such entity), acting as principal, (i) in which the Pooled Investment Vehicles, any company controlled by a Pooled Investment Vehicle or any RTC entity or Third Party Fund has invested or will invest, or (ii) with which the Pooled Investment Vehicles, any company controlled by a Pooled Investment Vehicle or any RTC entity or Third Party Fund is or will become affiliated.  To the extent any of the transactions described under the request for exemption from Section 17(d) (and Rule 17d-1) would come within the purview of Section 17(a), such transactions are incorporated hereunder, and an exemption from Section 17(a) is also requested.

4  Section 7 of the Act generally prohibits an investment company that is not registered under Section 8 of the Act from selling or redeeming its securities.

The principal reason for the requested exemption is to ensure that RMP and other Pooled Investment Vehicles will be able to invest in the same securities as RTC, RIEF or other Third Party Funds.

Applicants assert that a community of interest will exist among the Participants and RTC because RMP will operate as a vehicle through which RTC may reward and provide incentives for its Eligible Employees.  An exemption from Section 17(a) is consistent with the policies of the Act and the protection of investors and necessary to promote the basic purpose of the Pooled Investment Vehicles, as more fully discussed above and with respect to Section 17(d) below.  The Participants in the Pooled Investment Vehicles will have been fully informed of the possible extent of the Pooled Investment Vehicles’ co-investing with RTC and Third Party Funds.  As successful professionals employed in the investment management business, or in administrative, financial, accounting, legal or operational activities related thereto, or otherwise familiar with RTC, Eligible Investors will be able to understand and evaluate the attendant risks.  Also, the community of interest among the Eligible Investors investing in the Pooled Investment Vehicles on the one hand, and RTC, on the other hand, will protect Participants against any risk of abuse.

The considerations described above will protect the Pooled Investment Vehicles and limit the possibilities of conflict of interest and abuse of the type that Section 17(a) was designed to prevent.  Consistent with the foregoing, RMP and the Future Pooled Investment Vehicles will be required to abide by the conditions set forth below to the relief requested from Section 17(a).  The Applicants acknowledge that any transactions otherwise subject to Section 17(a) of the Act for which exemptive relief has not been requested, would require approval of the Commission.

Section 17(d) and Rule 17d-1

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit any Affiliated Person or principal underwriter of a registered investment company, or any Affiliated Person of such person or principal underwriter, acting as principal, from participating in any joint arrangement with a registered investment company unless authorized by the Commission.  The trading by RMP, RIEF the Future Pooled Investment Vehicles and other Third Party Funds in the same security, at or about the same time, on the same side of the market pursuant to and in accordance with the unimpeded operation of the same computerized and algorithmic program operated on separate computers that are not inter-connected generating their separate brokerage orders that are electronically automatically transmitted for execution does not constitute a joint or a joint and several arrangements within the meaning of Section 17(d) of the Act and Rule 17d-1 thereunder.  Such trading does not involve any collaboration, agreement or consensual pattern of trading by RMP and RIEF.  See Bloom v. Bradford, 480 F.Supp. 139 (E.D.N.Y., 1979).

In light of the foregoing, Applicants believe that trading by RMP and RIEF in the same securities pursuant to the use of the same computerized and algorithmic trading program does not cause them to be joint or joint and several participants in any transaction.

The Applicants request an order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary to permit Affiliated Persons of RMP and the Future Pooled Investment Vehicles (including, without limitation, RΤC, Affiliated Persons of RΤC and a Third Party Fund), or Affiliated Persons of any of these persons, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any Pooled Investment Vehicle  or a company controlled by any Pooled Investment Vehicle is a participant.  This would include transactions by Affiliated Persons or Affiliated Persons of Affiliated Persons of the Pooled Investment Vehicles in the same or similar securities as those in which the Pooled Investment Vehicles invest.  This additional exemption is requested because the universe of securities in which RMP and the Future Pooled Investment Vehicles will invest will be the same or similar to the universe of securities that the Affiliated Persons or Affiliated Persons of Affiliated Persons may purchase, sell or hold, and will be integral to RMP’s or the Future Pooled Investment Vehicles’ policy of buying and selling the same securities as RIEF or another Third Party Fund.  The exemption requested would also permit, among other things, investments by employees, officers, directors, or consultants of RTC making their own individual investment decisions apart from RTC.

Compliance with Section 17(d) in the situations in which these exemptions are requested would prevent RMP and Future Pooled Investment Vehicles from achieving their principal purpose, which is to provide Eligible Employees a vehicle through which they may invest in the same securities as RIEF or another Third Party Fund.  The Applicants believe that if RMP’s or any Future Pooled Investment Vehicle’s co-investments with RTC and its Affiliated Persons and Affiliated Persons of its Affiliated Persons  are prohibited, the appeal of RMP and Future Pooled Investment Vehicles for the Eligible Investors would be significantly diminished.  Eligible Investors have indicated a desire to participate in such co-investment opportunities because they believe that (a) RTC can analyze investment opportunities to an extent that individual employees would have neither the time nor resources to duplicate, (b) investments made by Third Party Funds managed by RTC may not be generally available to or available on the same terms and conditions to investors even of the financial status of the Eligible Investors, and (c) Eligible Investors will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

Compliance with Section 17(d) would prevent RMP and the Future Pooled Investment Vehicles from achieving a principal purpose, which is to provide a vehicle for Eligible Employees to co-invest with RTC or with a Third Party Fund.  Applicants believe that the participation by RMP or Future Pooled Investment Vehicles in transactions in which Third Party Funds are also participants on the terms set forth in this application is consistent with the provisions, policies and purposes of the Act and is otherwise consistent with the Rule 17d-1(b) standards.  In particular, Applicants believe that the flexibility to structure co-investments and joint investments will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent.

The concern that permitting joint investments with RTC might lead to disadvantageous treatment of RMP or the Future Pooled Investment Vehicles will be mitigated by the fact that RTC is acutely concerned with its relationship with the employees who invest in RMP or Future Pooled Investment Vehicles.  RMP is designed to provide investment opportunities to employees, attract and retain highly qualified employees and enable employees to participate in the business of RΤC. RMP was conceived and will be organized by the persons who will be investing, directly or indirectly, or are eligible to invest, in RMP, and RMP will not be promoted by persons outside RTC who seek to profit from fees for investment advice or from the distribution of securities. The Participants will be comprised solely of Eligible Employees and other Eligible Investors.

Furthermore, the requested relief is sought to ensure that  a Third Party Fund will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of RMP's or a Future Pooled Investment Vehicle’s participation in an investment opportunity.  Without this exemption, a Third Party Fund might be restricted in its ability to engage in RMP’s or such Future Pooled Investment Vehicles’ portfolio companies.

In summary, the several requested reliefs under Section 17(d) of the Act are necessary in light of the purpose of RMP and the Future Pooled Investment Vehicles.  Given the criteria for Eligible Investors and the conditions with which the Pooled Investment Vehicles will comply, the several requested reliefs are appropriate in light of the purposes of the Act.

The Applicants specifically acknowledge that RTC is subject to Sections 9, 36 and 37 of the Act, and represent that RTC will, at all times, comply with the requirements of such Sections of the Act.  The requirements of such Sections are specifically incorporated by reference in this Application.

The considerations described above will protect RMP and the Future Pooled Investment Vehicles and limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent.  Consistent with the foregoing, RMP agrees, and the Future Pooled Investment Vehicles will agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1.  In addition, the Applicants acknowledge that any transactions otherwise subject to Section 17(d) of the Act and Rule 17(d)-1 thereunder for which exemptive relief has not been requested would require approval of the Commission.

Section 17(f)

Section 17(f) designates the entities that may act as investment company custodians, and Rule 17f-1 imposes certain requirements when the custodian is a member of a national securities exchange.  The Applicants request an exemption from Section 17(f) and Rule 17f-1 to permit the following exceptions from the requirements of Rule 17f-1:  (i) in lieu of compliance with Rule 17f-1(b)(1) RMP and each Future Pooled Investment Vehicle will enter into a written Customer and Prime Broker agreement with one or more broker-dealers each of whom is a member of the New York Stock Exchange LLC, in substantially similar form to the form of Customer and Prime Broker agreement customarily used by the subject Prime Broker(s).  Almost all of the securities in which RMP and Future Pooled Investment Vehicles will invest will be eligible for deposit in a securities depository registered as a Clearing Agency under the 1934 Act. There will be no physical segregation, and segregation will be accomplished by entries on the books and records of the Prime Broker and periodic account statements issued by the Prime Broker to RMP and each Future Pooled Investment Vehicle will reflect such recordation; (ii) RMP will comply with Rule 17f-1(b)(2) and (b)(3); (iii) in lieu of compliance with Rule 17f-1(b)(4), the Pooled Investment Vehicles’ registered public accountant shall semi-annually reconcile the Prime Broker’s statement of each Pooled Investment Vehicle's account with each Pooled Investment Vehicle's records of its holdings of cash and securities and issue to each Pooled Investment Vehicle a report on such reconciliation; (iv) the Pooled Investment Vehicles will not comply with Rule 17f-1(c), which requires transmitting to the Commission a copy of any contract executed pursuant to Rule 17f-1; and (ν) RTC as the Managing Member will approve the contracts required to be ratified by the board of directors in Rule 17f-1(d). Applicants will comply with all other requirements of Rule 17f-1.

Section 17(g)

Section 17(g) and Rule 17g-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Applicants request an exemption from the requirement contained in Rule 17g-1 that a majority of the “directors” of each Pooled Investment Vehicle who are not interested persons of such Pooled Investment Vehicle take certain actions and give certain approvals concerning bonding and request instead that such actions and approvals be taken by RTC, regardless of whether it is deemed to be an interested person of such Pooled Investment Vehicle.  Applicants state that because RTC will be considered an interested person of each Pooled Investment Vehicle, the Pooled Investment Vehicles could not comply with Rule l7g-1 without the requested relief.  Applicants also request an exemption from the requirements of paragraphs (g) and (h) of Rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors, and from the requirements of Rule 17g-1(j)(3) that the board of directors of an investment company satisfy the fund governance standards defined in Rule 0-1(a)(7).

Applicants believe that the filing requirements are burdensome and unnecessary as applied to the Pooled Investment Vehicles.  RΤC will maintain the materials otherwise required to be filed with the Commission by Rule 17g-1(g) and agree that all such material will be subject to examination by the Commission and its staff.  RTC will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the rule.

Applicants also maintain that the notices otherwise required to be given to the board of directors of an investment company would be unnecessary, as the Pooled Investment Vehicles will not have boards of directors.  The Pooled Investment Vehicles will comply with all other requirements of Rule 17g-1.

Section 17(j)

Section 17(j) and Rule 17j-1 require that every registered investment company adopt a written code of ethics requiring that every access person of the investment company report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transactions acquires, any direct or indirect beneficial ownership in the security.  Section 17(j) and paragraph (b) of Rule 17j-1 make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company.  The Applicants request an exemption from the provisions of Rule 17j-l, except for the anti-fraud provisions of paragraph  (b), because they are unnecessarily burdensome as applied to the Pooled Investment Vehicles and would serve little purpose in light of the community of interest among the Participants by virtue of their common association with RTC.  RTC, as an SEC-registered investment adviser, has already adopted a written Code of Ethics pursuant to Rule 204A-1 under the Advisers Act, which requires “access persons” to report their securities transactions.  There are no “access persons” of RMP and there will not be any access persons of the Future Pooled Investment Vehicles who will not be subject to RTC’s Code of Ethics.

Exemption from Section 30 Provisions

Sections 30(a), 30(b) and 30(e), and the Rules under those Sections, generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements.  The forms prescribed by the Commission for periodic reports have little relevance to the Pooled Investment Vehicles and would entail administrative and legal costs that outweigh any benefit to the Participants in such Pooled Investment Vehicles.  Also, due to the reputation of RTC, the public availability of such reports may lead investors to draw unwarranted inferences from the information contained in such reports.  In view of the community of interest among all parties concerned with the Pooled Investment Vehicles, the fact that monthly reports and annual audited financial statements of the Pooled Investment Vehicles will be furnished to investors, and the fact that Interests in the Pooled Investment Vehicles are not available to the public, but rather a specific group of people, it would seem that the protection afforded by Sections 30(a) and (b) (i.e., public dissemination of information to insure orderly markets and equality of information among the public) is not relevant to the Pooled Investment Vehicles or their operations.  The Applicants request exemptive relief to the extent necessary to permit the Pooled Investment Vehicles to report annually to their Participants in the manner described herein.

Exemptive relief is also requested under Section 30(e) to the extent necessary to permit the Pooled Investment Vehicles to report annually to the investors in the Pooled Investment Vehicles in the manner referred to above.  In light of the lack of trading or public market for Interests, it is respectfully submitted that to allow annual, rather than semi-annual reports, would be consistent with the protection of investors and the policies fairly intended by the Act.

Section 30(h) of the Act requires that every officer, director and member of an advisory board of a closed-end investment company be subject to the same duties and liabilities as those imposed upon similar classes of persons under Section 16(a) of the 1934 Act.  As a result, RTC and others who may be deemed members of an advisory board of the Pooled Investment Vehicles might be required to file Forms 3, 4 and 5 with respect to their ownership of Interests in the Pooled Investment Vehicles, even though no trading market for such Interests would exist and transferability of such Interests would be severely restricted.  These filings are unnecessary for the protection of investors and burdensome to those required to make them.  Because there would be no trading market, and the transfers of Interests are severely restricted, the purpose intended to be served by Section 16(a) is not apparent.  Accordingly, exemption is requested from the requirement of Section 30(h), to the extent necessary to exempt RTC, directors and officers of RTC and any other persons who may be deemed members of an advisory board of the Pooled Investment Vehicles from filing Forms 3, 4 and 5 under Section 16 of the 1934 Act with respect to their ownership of Interests.

Rule 38a-1

Sections 36 through 53 of the Act deal generally with, among other matters, the Commission’s rulemaking, investigation and enforcement powers under the Act, and the rules and regulations thereunder.  Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws, appoint a chief compliance officer and maintain certain records.  RMP and Future Pooled Investment Vehicles will comply with Rule 38a-1(a), (c), and (d), except that the board of directors of RTC, the Managing Member, will fulfill the responsibilities assigned to a fund’s board of directors under the rule, and, since all the members of RTC’s board of directors would be considered interested persons, approval by a majority of disinterested directors required by Rule 38a-1 will not be obtained.  In addition, because the board of directors of RTC does not have any disinterested directors, RMP and the Future Pooled Investment Vehicles will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the board of directors of RTC as constituted.

III.	APPLICANTS' CONDITIONS

Applicants agree that the order granting the requested relief shall be subject to the following conditions:

1.  Each proposed transaction otherwise prohibited by Section 17(a) or Section 17(d) of the Act and Rule l7d-1 thereunder to which RMP or a Future Pooled Investment Vehicle is a party (the “Section 17 Transactions”) will be effected only if RTC determines that:

(a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Participants in the Pooled Investment Vehicle and do not involve overreaching of the Pooled Investment Vehicle or its Participants on the part of any person concerned; and

(b) the Section 17 Transaction is consistent with the interests of the Participants, the organizational documents of the Pooled Investment Vehicle, and Pooled Investment Vehicle’s reports to its Participants.

In addition, RΤC will record and preserve a description of the Section 17 Transactions, the findings of RTC, the information or materials upon which the findings of RΤC are based, and the basis for those findings. All such records will be maintained for the life of the Pooled Investment Vehicles and at least six years thereafter, and will be subject to examination by the Commission and its staff.  The Pooled Investment Vehicles will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

2.           In connection with the Section 17 Transactions, RTC will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any Affiliated Person or promoter of or principal underwriter for the Pooled Investment Vehicles, or any Affiliated Person of any such person, promoter or principal underwriter.

3.           RTC will not invest the funds of a Pooled Investment Vehicle in any investment in which a “Co-investor” (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which a Pooled Investment Vehicle and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment (a) gives RTC sufficient, but not less than one day’s notice of its intent to dispose of its investment; and (b) refrains from disposing of its investment unless any Pooled Investment Vehicle has the opportunity to dispose of its investment prior to or concurrently with, and on the same terms as, and pro rata with the Co-Investor.  The term “Co-Investor” with respect to RMP or a Future Pooled Investment Vehicle means any person who is:  (a) an Affiliated Person (as defined in Section 2(a)(3) of the Act) of RTC (other than a Third Party Fund); (b) RTC; (c) an officer or director of RTC; or (d) an entity (other than a Third Party Fund) in which RTC acts as a general partner, managing member, trustee or has a similar capacity to control the sale or other disposition of the entity's securities.

The restrictions contained in this condition, however, will not be deemed to limit or prevent the disposition of an investment by a Cο-Investor:

(a) to its direct or indirect wholly-owned subsidiary, to any company (a ‘Parent’) of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent;

(b) to immediate family members of the Co-Investor or to a trust or other investment vehicle established for any Co-Investor or any such family member;

(c) when the investment is comprised of securities that are listed on any exchange registered as a national securities exchange under Section 6 of the 1934 Act;

(d) when the investment is comprised of securities that are national market system securities pursuant to Section 11Α(a)(2) of the 1934 Act and rule 600(a) of Regulation NMS thereunder;

(e) when the securities are government securities as defined in Section 2(a)(16) of the Act; and

(f) when the investment is comprised of securities that are listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.           The Pooled Investment Vehicles and RTC will maintain and preserve, for the life of each Pooled Investment Vehicle and at least six years thereafter, such accounts, books and other documents as constitute the records forming the basis for the audited financial statements that are to be provided to the Participants in the Pooled Investment Vehicles, and each annual report of each Pooled Investment Vehicle required to be sent to such Participants, and agree that all such records will be subject to examination by the Commission and its staff.5

5.           Each Pooled Investment Vehicle will send to each Participant in such Pooled Investment Vehicle who had an interest in the Pooled Investment Vehicle at any time during the fiscal year then ended financial statements of the Pooled Investment Vehicle audited by the Pooled Investment Vehicles’ independent public accountants.  At the end of each fiscal year, RTC will make a valuation or have a valuation made of all of the assets of the Pooled Investment Vehicles as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Pooled Investment Vehicles.  In addition, within 120 days after the end of each Pooled Investment Vehicle’s fiscal year or as soon as practicable thereafter, RTC will send a report to each person who was a Participant in a Pooled Investment Vehicle at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Participant of that Participant’s federal and state income tax returns, and a report of the investment activities of the Pooled Investment Vehicles during that fiscal year.

5  RMP and the Pooled Investment Vehicles will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

6.           If any Pooled Investment Vehicle makes purchases or sales from or to an entity affiliated with such Pooled Investment Vehicle by reason of an officer, director or employee of RTC (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Pooled Investment Vehicle’s determination of whether or not to effect the purchase or sale.

IV.	CONCLUSION

The above exemptions are being requested because they are considered necessary or relevant to the operations of the Pooled Investment Vehicles as investment programs uniquely adapted to the needs of Eligible Investors.  The exemptions requested are necessary to create an attractive investment program for Eligible Investors, primarily Eligible Employees, and to enable the investment activities of the Pooled Investment Vehicles to foster and maintain the community of interest among all Participants.  It is respectfully submitted that the protection provided in the Sections of the Act from which exemptions have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the Act in view of the substantial community of interest among all the parties and the fact that each Pooled Investment Vehicles is or will be an “employees’ securities company” as defined in Section 2(a)(13) of the Act.

On the basis of the foregoing, the Applicants submit that all of the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Managing Member, which has signed and filed this Application in the name and on behalf of the Applicants, is fully authorized to do so.

Date:  June 4, 2010

RENAISSANCE TECHNOLOGIES LLC

By:	/s/ James Rowen
	Name:	James Rowen
	Title:	Chief Operating Officer

By:	/s/ Mark Silber
	Name:	Mark Silber
	Title:	Executive Vice President

RIEF RMP LLC

By:	Renaissance Technologies LLC, Managing Member

By:	/s/ James Rowen
	Name:	James Rowen
	Title:	Chief Operating Officer

By:	/s/ Mark Silber
	Name:	Mark Silber
	Title:	Executive Vice President

STATE OF NEW YORK     )
                                                 : ss
COUNTY OF NEW YORK )

The undersigned, James Rowen and Mark Silber, being duly sworn, depose and say that they have duly executed the attached Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for Renaissance Technologies LLC on behalf of Renaissance Technologies LLC, that each is an officer and that all action by Renaissance Technologies LLC necessary to authorize deponents to execute and file such instrument have been taken.  Deponents further say they are familiar with such instruments and the contents thereof and that the facts therein set forth are true to the best of their knowledge, information and belief.

	By:	/s/ James Rowen
		Name:	James Rowen
Chief Operating Officer

	By:	/s/ Mark Silber
		Name:	Mark Silber
		Title:	Executive Vice President

Subscribed and swore to before me a Notary Public this 3rd day of June, 2010.

/s/ Erin M. Garmont
Notary Public
ERIN M. GARMONT Notary Public, State of New York No. 01GA6130230 Qualified in New York County My Commission Expires 07/11/13